Exhibit 99.1

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES PROVIDES CONFIRMATION OF ITS 100% EARN-IN ON THE
LOS AZULES COPPER PROJECT

TORONTO, OCTOBER 2, 2009 - MINERA ANDES INC. (TSX:MAI) (the “Corporation” or “Minera Andes”) is pleased to confirm its 100% earn-in interest in the Los Azules copper project in Argentina.

As previously announced, Minera Andes exercised its 100% earn-in option with respect to the Los Azules project effective June 1, 2009. The Los Azules project was subject to a back-in right by Xstrata Copper. This right expired on October 1, 2009, without being exercised.

“With the expiry of the back-in right we can now turn our attention to aggressively continuing to explore and develop this property in order to deliver value to our shareholders” said Rob McEwen, President, CEO and Chairman (and the Corporation’s largest individual shareholder)

Minera Andes expects the transfer of all the Los Azules properties from certain Xstrata affiliates to be completed shortly.

The Los Azules copper discovery is a very large copper porphyry system. Located in western San Juan province (Argentina), Los Azules has an independently calculated inferred mineral resource of 922 million tonnes grading 0.55 percent copper and containing 11.2 billion pounds of copper. This resource, calculated using a 0.35 percent copper cutoff grade, is defined by an area approximately 3.7 kilometers by one kilometer. Drilling has also identified a high-grade, near-surface copper core approximately one percent in grade. Los Azules is open at depth and to the north. At the current copper price (US$ 2.70/lb) the preliminary assessment contained in the Corporation’s previously published technical report, indicated a pre-production capital cost of US$ 2.7 billion with an internal rate of return of approximately 22% and a net present value of US$ 2.9 billion.

In further news, Nils Engelstad, formerly legal counsel to the Corporation has been appointed to the position of Vice President, Corporate Affairs.

This news release is submitted by James K. Duff, Chief Operating Officer of Minera Andes Inc.

About Minera Andes

Minera Andes is a gold, silver and copper exploration company focused in Argentina. The Corporation holds three significant assets:

1.	49% interest in Minera Santa Cruz SA, the company that operates the San Jose Mine, one of the world's largest primary silver mines;
2.	100% earned-in interest in the Los Azules copper project;
3.	A portfolio of exploration properties near and around its existing assets. Drilling on three of these properties will begin in November.

Minera Andes Inc.
News Release 10-39 Page 1

For further information, please contact: Helen Bilhete in the Toronto office. Visit our Web site: www.minandes.com.

Helen Bilhete
Investor Relations
99 George St. 3rd Floor,
Toronto, Ontario. Canada. M5A 2N4
Toll-Free: 1-866-441-0690
Tel: 647-258-0395
Fax: 647-258-0408
E-mail: info@minandes.com

Scientific and Technical Information and Caution Concerning Forward-Looking Statements:

For further information in respect of the Los Azules project please refer to the technical report (the “Report”) entitled “Canadian National Instrument 43-101 Technical Report in Support of the Preliminary Assessment on the Development of the Los Azules Project, San Juan Province, Argentina” dated March 19, 2009, prepared by Randolph P. Schneider, Robert Sim, Bruce Davis, William L. Rose, and Scott Elfen, each of whom is ”independent” of the Corporation and a “qualified person” for the purposes of National Instrument 43-101 – “Standards of Disclosure for Mineral Projects . This Report is available on SEDAR (www.sedar.com).

The results of the preliminary assessment contained in this news release is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable to be categorized as mineral reserves, and there is no certainty that the preliminary assessment will be realized. The basis for the preliminary assessment and the qualifications and assumptions made are set out in the Report.

This press release contains certain forward-looking statements and information. The forward-looking statements and information express, as at the date of this press release, the Corporation's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral resources and reserves and other risks.

Readers should not place undue reliance on forward-looking statements or information. The Corporation undertakes no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date hereof except as may be required by law. See the Corporation’s annual information form for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. All forward-looking statements and information made in this news release are qualified by this cautionary statement.

Minera Andes Inc.
News Release 10-39 Page 2